Mail Stop 6010
Via Facsimile and U.S. Mail


March 31, 2006

Mr. Peter C. Mann
Chairman and Chief Executive Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

      Re:	Prestige Brands Holdings, Inc.
      Form 10-K/A for Fiscal Year Ended March 31, 2005
      Filed on January 12, 2006
      File No. 001-32433
      Prestige Brands International LLC
      Form 10-K/A for Fiscal Year Ended March 31, 2005
      Filed on January 12, 2006
      File No. 333-117152818-18

Dear Mr. Mann:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for Fiscal Year Ended March 31, 2005 filed on January
12,
2006

General
1. Since Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended March 31, 2005 is a combined report being filed separately by Prestige Brands Holdings, Inc. and Prestige Brands International, LLC the following comments apply to the Annual Report filed by each registrant.

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 22

2. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, except for revenue recognition that is discussed in the next comment, please provide us information in disclosure-type format regarding the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

3. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved.
Please
provide us the following information in a disclosure-type format:

a. The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources, e.g. end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand. For example, in discussing your estimate of product that may be returned, explain preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the balance sheet date.
d. If applicable, any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. A roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

4. Your revenue recognition and inventory management appear to depend on data provided by third parties. We believe that greater uncertainty related to these accounting activities may exist due to the extent of your dependence on data generated by third parties. Please provide the following information in a disclosure-type format:

* The nature of data used in accounting for these activities and your process for ensuring its accuracy and completeness.
* Describe the nature and frequency of disputes with third parties and the magnitude of related amounts.
* Discuss the impact of these factors on the related critical accounting estimates.
* Link this discussion to your revenue restatements and planned corrective actions.

Results of Operations of Prestige Brands Holdings, Inc. and
Combined
Medtech Holdings, Inc and The Denorex Company ("the predecessor")

Fiscal 2005 Compared to Fiscal 2004, page 25

Adjusted Earnings Before Interest Depreciation and Amortization
("Adjusted EBITDA"), page 27

5. You disclose that Adjusted EBITDA is presented because it is your understanding that certain members of the financial community use this as another measure of a company`s financial results and operating performance. We believe that disclosure of non-GAAP measures, such as Adjusted EBITDA, that eliminate recurring items are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items excluded from Adjusted EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ, further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company`s results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please confirm your intention to delete Adjusted EBITDA as a supplementary non-GAAP operating performance measure in future filings or tell us how your disclosure complies with Item 10 of Regulation S-K.

Item 9A. Controls and Procedures, page 36

6. In Amendment No. 2, you restated prior year financial statements to correct various accounting errors related to revenue recognition. We note your statement that you are changing "controls and accounting policies surrounding the review, analysis and recording of shipments and shipping terms with customers, including the selection and monitoring of appropriate assumptions and guidelines to be applied during the review and analysis of all customer terms." Please explain more specifically in a disclosure-type format the processing difficulties related to this review, analysis and recording of shipments and shipping terms that led to these accounting errors. Describe the estimates and related assumptions required in this revenue recognition process.
Describe
the changes that you expect to make to your revenue recognition accounting policies. Link this discussion to your response to comment three.

Consolidated Financial Statements

Prestige Brands Holdings, Inc.
Prestige Brands International LLC

Business and Basis of Presentation

Inventories

7. You disclose on pages 8 and 9 that third parties fulfill all of your manufacturing needs and that Warehousing Specialist, Inc.
and Nationwide Logistics, Inc. perform your warehousing and distribution activities. Please describe to us in a disclosure-type format the following information regarding your inventory accounting policy:

* The contractual terms governing transfer of title and risk of loss from the third party manufacturing firm to your warehousing firm and your basis for recording receipt of inventory; and
* The contractual terms governing your product returns to third party manufacturers.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP for each registrant.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
Mr. Peter C. Mann
Prestige Brands Holdings, Inc.
March 31, 2006
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